SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                    FORM 6-K


                        Report of Foreign Private Issuer

                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934


                          For the Month of 08/09/2005


                             MARCONI CORPORATION PLC

             (Exact name of Registrant as specified in its Charter)


                               New Century Park
                               PO Box 53
                               Coventry
                               CV3 1HJ

                       (Address of Registered Office)


(Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.)


                             Form 20-F X   Form 40-F


(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange
Act of 1934.)


                                   Yes   No X


CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

In order to utilize the "Safe Harbor" provisions of the United States Private Securities Litigation Reform Act of 1995 (the "Reform Act"), Marconi Corporation plc ( the "Company") is providing the following cautionary statement. Except for historical information contained herein, statements contained in this Report on Form 6-K may constitute "forward-looking statements" within the meaning of the Reform Act. The words "believe", "anticipate", "expect", "intend", "estimate", "plan", "assume", "positioned", "will", "may", "risk" and other similar expressions which are predictions of or indicate future events and future trends which do not relate to historical matters identify forward-looking statements. Reliance should not be placed on such statements because they involve known and unknown risks, uncertainties and other factors which are in some cases beyond the control of the Company, together with its subsidiaries (the "Group"), and may cause the actual results, performance or achievements of the Group to differ materially from anticipated future results, performance or achievements expressed or implied by such forward-looking statements (and from past results, performance or achievement). Certain factors that may cause such differences include but are not limited to the following: (1) any major disruption in production at our key facilities; (2) changes in the environmental, tax and other laws and regulations, which, among other things, could cause us to incur substantial additional capital expenditures and operation and maintenance costs; and (3) adverse changes in the markets for our products, including as a result of increased competition in the highly competitive international markets for such products. These and other risks, uncertainties and factors are discussed in the Company's Registration Statement on Form F-1 and other filings with the Securities and Exchange Commission, including this Form 6-K. Shareholders and prospective investors are cautioned not to place undue reliance on these forward-looking statements which speak only as to the Company's judgment as of the date hereof. Any such forward-looking statements are not intended to give any assurance as to future results. The Company undertakes no obligation to publicly update or revise any of these forward-looking statements, whether to reflect new information or future events or circumstances or otherwise.


The attached press release filed with the London Stock Exchange and furnished to the Securities and Exchange Commission on Form 6-K today, August 9, 2005, contains references to certain adjusted measures prepared in accordance with IFRS. As we are an English company and we prepare our consolidated statutory financial statements under IFRS, we evaluate our performance using IFRS adjusted measures.

This Form 6-K is not incorporated by reference in our registration statement on Form F-3 (SEC File Number 333-117681). However, an amended press release that meets the requirements of the Securities and Exchange Commission Release 33-817, "Conditions for Used of Non-GAAP Financial Measures", will be filed on form 6-K in the near future for incorporation into such registration statement.




                                                                Press enquiries:
           David Beck, tel: +44 (0) 207 306 1490; email: david.beck@marconi.com

                                                             Investor enquiries:
           Salim Alam, tel: +44 (0) 207 306 1324, email: salim.alam@marconi.com Karen Keyes, tel: +44 (0) 207 306 1345, email: karen.keyes@marconi.com



                   MARCONI CORPORATION PLC: UNAUDITED RESULTS
                    FOR THE THREE MONTHS ENDED 30 JUNE 2005


London-3 August 2005- Marconi Corporation plc (LSE: MONI, NASDAQ: MRCIY) today announced results for the three months ended 30 June 2005.


Q1 HIGHLIGHTS (Continuing Operations)


   -Group revenue GBP285 million (Q1 FY05 reported: GBP289 million, Q1 FY05 constant currency(1): GBP289 million, Q4 FY05: GBP346 million)
      + -Group revenues stable year on year
      + -Strong quarter for sales in APAC region, driven by increased Optical sales to Telstra
      + -Reduced Optical and Access sales in Europe
      + -Stability in BT and Data Networks(2) revenues

   -Adjusted Gross Margin(3) of 30.2% (Q1 FY05: 32.2%; Q4 FY05: 31.8%)
      + -Optical & Access Networks margin impacted by lower Optical sales and continued pricing pressure
      + -Quarter-on-quarter stability in Data Networks and Network Services

   -Adjusted Loss from Operations(4) of GBP6 million (Q1 FY05: loss of GBP2 million; Q4 FY05: profit of GBP21 million)
      + -Improved profitability delivered in US Data Networks
      + -Initial benefits from previously disclosed restructuring plans expected in the second half
      + -Loss from Operations of GBP36 million after share option costs and restructuring costs (GBP27 million)

   -Key customer wins and orders
      + -New wins for next-generation Optical products with Vodafone Italy,
         Cable & Wireless, Belgacom and E-Plus
      + -Book to bill(5) of 1.14 in equipment, driven by UK access orders

   -Net funds GBP281 million at 30 June 2005

   -FY06 guidance reaffirmed

Mike Parton, Chief Executive, said "We achieved solid results in the quarter despite a very competitive marketplace. We have seen new wins for our next-generation products with customers such as Cable and Wireless and Vodafone. Our order book is healthy. We are reaffirming our guidance for the year.

"The management team have been rebuilding the business since 2001, initially targeting to reduce the company's debt burden and improve our operating results. We have achieved both of these goals and focused the business on product and service areas where we continue to be world class. Despite continuous and significant changes in our industry's dynamics the business has been stabilised giving us the opportunity to consider the best future from this stronger base. We remain committed to maximising shareholder value and positioning the business for a successful long term future."

(1) Constant currency measures recalculate the comparative period at current period average exchange rates. Q1 FY05 revenues of GBP289 million remain unchanged at FY06 average exchange rates.
(2) The BBRS segment has been renamed "Data Networks" as outlined on page 4.
(3) Stated before restructuring costs, see page 2.
(4) Stated before restructuring costs and share options, see page 2.
(5) Book to bill is the ratio of order intake divided by the level of sales in any given period.


OVERVIEW

Consolidated Income Statement
                                                 Three months ended
                                           30 June   31 March       30 June
GBP million                                   2005       2005          2004
Revenue
Continuing Operations                          285        346           289
Discontinued Operations                          -          -            50
                                            --------   --------      --------
Group                                          285        346           339
                                            ========   ========      ========

Adjusted Gross Profit
Continuing Operations1                          86        110            93
Adjusted Gross Margin %                       30.2%      31.8%         32.2%
Discontinued Operations                          -          -             9
                                            --------   --------      --------
Group(1)                                        86        110           102
                                            --------   --------      --------
Restructuring items                              -          -             1
- Continuing Operations
                                            --------   --------      --------
Group Gross Profit1                             86        110           103
                                            ========   ========      ========
Group Gross Margin %                          30.2%      31.8%         30.4%

Adjusted Operating Expenses                    (92)       (94)          (95)
before grant income
R&D grant income                                 -          5             -
                                            --------   --------      --------

Adjusted Operating Expenses                    (92)       (89)          (95)

Adjusted Profit/(Loss) from Operations
Continuing Operations                           (6)        21            (2)
Restructuring and litigation items             (27)        (8)            1
Share option costs                              (2)        (4)          (10)
Share of operating loss of associate            (1)         -             -
                                            --------   --------      --------
Profit/(Loss) from Operations                  (36)         9           (11)
Continuing Operations
Discontinued Operations                          -          -             1
                                            --------   --------      --------
Group                                          (36)         9           (10)
                                            ========   ========      ========

(1) FY05 stated before restructuring and litigation items, see page 13

Continuing Operations Overview

Three months ended 30 June 2005 compared with three months ended 30 June 2004

At GBP285 million, revenues from Continuing Operations were stable compared to the three months ended 30 June 2004 on both a reported and constant currency basis (GBP289 million). A strong performance in APAC and an increased rate of broadband access network deployment in the UK, were offset by a decline in Data Networks revenue and lower Optical revenue in the UK & Italy.

Adjusted gross margin from Continuing Operations declined to 30.2 per cent from
32.2 per cent in the three months ended 30 June 2004 driven by pricing pressure and changes in business mix, with a decreased proportion of higher margin Optical products, an increased proportion of lower margin Access products and a higher percentage of Services sales.

After adjusted operating expenses of GBP92 million in the quarter (Q1 FY05 GBP95 million), adjusted loss from operations from Continuing Operations was GBP6 million compared to an adjusted loss from operations of GBP2 million recorded in the prior year.

The loss from Continuing Operations was GBP36 million, after share option costs of GBP2 million and restructuring costs of GBP27 million as we began to implement the restructuring plans announced in May 2005. This compared to a loss from Continuing Operations of GBP11 million in the three months ended 30 June 2004.

Three months ended 30 June 2005 compared with three months ended 31 March 2005

Sequentially, revenue decreased by 18 per cent reflecting the seasonal nature of our business with our highest sales in the fourth quarter and lowest in the first quarter. The three months ended 31 March 2005 represented a particularly strong quarter for Access sales, leading to a more marked quarter-on-quarter seasonal decline than in the previous financial year.

Adjusted gross profit decreased quarter-on-quarter from GBP110 million to GBP86 million largely as a result of the decline in sales volume and a higher proportion of lower margin Network Services sales.

Adjusted operating costs were GBP92 million compared with GBP89 million in the previous quarter when we benefited from grant income that offset R&D expenditure. Lower gross profit combined with higher operating costs led to an adjusted loss from operations of GBP6 million compared to GBP21 million adjusted profit from operations in the previous quarter.

An increase in restructuring costs of GBP19 million in the quarter resulted in a loss from Continuing Operations of GBP36 million compared to the profit from Continuing Operations of GBP9 million in the three months ended 31 March 2005.

Group Overview

Group revenues for the quarter were down on a year-on-year basis due to the disposal of the North American Outside Plant & Power business in August 2004. We did not record any further revenues from Discontinued Operations in the quarter.

Summary of IFRS Changes

We are reporting under International Financial Reporting Standards (IFRS) for the first time this quarter. All FY05 comparatives, by quarter, have been restated under IFRS and are presented in Appendix VII.

As outlined in our "Transition from UK GAAP to IFRS" document issued at the end of June and available on our website, the main changes to the income statement result from the cessation of goodwill amortisation under IFRS. Included within operating costs is amortisation of capitalised development costs of GBP2 million, which is offset by capitalisation of GBP2 million of applicable development costs in the 3 months ended 30 June 2005. In line with IAS 38, we capitalise certain development costs under the caption "Intangible assets", which appears for the first time on the balance sheet at 30 June 2005. There is also a small brought-forward adjustment in the accounting for retirement benefit obligations.

On the balance sheet at 30 June 2005, goodwill appears higher than that reported in the previous quarter under UK GAAP, due to the cessation of goodwill amortisation since 1 April 2004.

Presentation of restructuring costs, share of losses in associates, investment income and finance costs in the income statement reflect the impact of presentational adjustments required under IFRS. For an explanation of these, please see the "Transition from UK GAAP to IFRS" document referred to above.

Segment Reporting

We continue to report under our existing business segments.

Effective 1 April 2005, we are providing additional analysis of our Access Networks revenues to reflect the way the product groupings are now being overseen at a regional level. All SoftSwitch and legacy switching revenues are reported under "Switching Products" while Access Hub and legacy access products are grouped together as "Access Products". Fixed Wireless Access comprises our range of point-to-point and point-to-multipoint radio access equipment.

We have renamed our BBRS segment "Data Networks".

BUSINESS UPDATE

Book to bill(1)

Book to bill from Continuing Operations was 1.01 for the three months ended 30 June 2005 which is comparable to the prior quarter and an improvement on the book to bill of 0.91 recorded in three months ended 30 June 2004.

Equipment book to bill ratio at 1.14 increased both year-on-year (Q1 FY05: 0.98) and quarter-on-quarter (Q4 FY05: 0.94) mainly as a result of strength in UK Access orders.

(1) Book to bill is the ratio of order intake divided by the level of sales in any given period.

Key wins

We have announced the following key wins since our results in May:

Optical Networks
During the quarter, we announced three customers for our next-generation multiservice provisioning platform (MSPP).

   -We were awarded a five-year frame contract by Cable & Wireless and will supply a range of transport services including access and customer-located solutions.

   -Existing SDH customer Belgacom will use the OMS1664 to deliver new services whilst reducing operating and capital expenditure.

   -E-Plus, Germany's third largest mobile operator, will deploy Marconi's
    OMS1654 multiservice provisioning platform in its national customer access network in areas that require high bandwidth or high port density.

We also recently completed the deployment of two submarine links for Vodafone Italy, demonstrating new optical core (DWDM) functionality.

Data Networks
We announced the first win for our newly launched Marconi Service Router, part of Marconi's portfolio of carrier-grade IP service delivery systems. US service provider, Dalton Utilities, will deploy the Marconi Service Router to support multiple virtually routed customers on a single system.

Key Customer Overview

Our major customers (in alphabetical order) are BT, E-Plus, Metro City Carriers (Germany), Network Rail, O2, Telecom Italia, Telkom South Africa, Telstra, US Federal Government, and Vodafone.

In the three months ended 30 June 2005, our ten largest customers accounted for 55 per cent of revenue from Continuing Operations in the quarter. The ten largest customers accounted for 52 per cent of revenue from Continuing Operations in the three months ended 30 June 2004.

BT Revenue

Sales to BT at GBP77 million were stable on the prior quarter and the same quarter last year. BT continues to be our largest customer, representing 27 per cent of sales in the quarter ended 30 June 2005 (Q4 FY05: 22 per cent, Q1 FY05:
26 per cent).

With the exception of Optical, sales were stable or up on the previous quarter. Sales of our broadband access platform, the Access Hub, increased to GBP9 million in the quarter, as BT continued to increase broadband penetration, and this has driven an associated increase in Installation, Commissioning & Maintenance revenues. Legacy Switching and Access sales benefited from initial last-time-buys resulting from the phasing out of System X hardware manufacturing. We also received new orders for software builds which will contribute to future Legacy Switching revenues. Finally, our next-generation Optical and Access products have now been approved for deployment in the BT network and we have taken orders for deployment in the coming quarters.

BT Revenue, 3 months ended 30 June 2005

                                              3 months ended
                           30 June 2005       31 March 2005       30 June 2004
GBP million
Services of which:
Cable Services                       25                  25                 28
IC&M and Support                     23                  21                 16
Optical                              10                  15                 24
Legacy Switching & Access            10                   7                 10
Broadband Access                      9                   7                  1
                              -----------          -----------        ----------
Total Revenue                        77                  75                 79
                               ==========           ==========         =========


OUTLOOK

We are maintaining our previous guidance for the current financial year.

   -Revenues are expected to be at a similar level to FY05 despite our continued expectation of a decline of around GBP50 million in revenues from BT as they move to implement their 21CN network

   -Gross margins will be impacted by continuing fierce pricing pressure and changing business mix

We continue to target business cost reductions to counter the pricing pressure we are seeing and reiterate our overall target savings of approximately GBP50 million on an annualised basis, around half of which we expect to be realised in FY06.

In the UK, consultation with trade unions and employee representatives is progressing amicably through a collective consultation process and we expect initial headcount reductions, under our previously disclosed proposals, to commence towards the end of the second quarter.

We are making good progress with our plans to introduce competitive sourcing amongst our outsourced manufacturing partners. During the quarter, we registered a marked increase in shipments of our Metro SDH OMS1664 product from Celestica in Malaysia and have now established production of our Access Hub with Celestica in the Czech Republic.

The management team have been rebuilding the business since 2001, initially targeting to reduce the company's debt burden and improve our operating results. We have achieved both of these goals and focused the business on product and service areas where we continue to be world class. Despite continuous and significant changes in our industry's dynamics the business has been stabilised giving us the opportunity to consider the best future from this stronger base. We remain committed to maximising shareholder value and positioning the business for a successful long term future.


RESULTS OF OPERATIONS

Set out below are the results of our operating segments. A reconciliation of our adjusted operating results to our loss from operations is set out in Table V on page 14 and commented upon on page 9.

Optical and Access Networks

                                                     Three months ended
                                             30 June      31 March     30 June
                                                2005          2005        2004
Revenue (GBPm)
Optical Networks                                  68            87          77
Access Networks                                   73           100          60
Fixed Wireless Access                             23            35          19
Switching Products                                18            16          20
Access Products                                   32            49          21
                                               -------      --------    --------
                                                 141           187         137
Book to bill ratio                              1.16          0.84        1.01
Adjusted Gross Profit(2) (GBPm)                   49            70          46
Adjusted Gross Margin %                         34.8%         37.4%       33.6%
Adjusted Profit / (Loss)(1) from operations
(GBPm)                                            (6)           23          (8)



(1) Segmental Adjusted Operating Profit before Central costs of GBP8 million in Q1 FY06 (GBP7 million in Q1 FY05) before share option costs, and restructuring and litigation items.
(2) Adjusted Gross Profit stated before restructuring costs, see page 13.


Revenue from Optical Networks declined by 12 per cent from GBP77 million in the quarter ended 30 June 2004 to GBP68 million in the quarter ended 30 June 2005. Reduced demand from major European optical customers such as BT and TI was partially offset by a strong performance in APAC where we are experiencing a marked increase in demand from Telstra under our multi-year Optical deployment programme and an increase in sales of metro transport products to Brasil Telecom.

In addition to the typical seasonal downturn in demand in the first quarter of our financial year, the sequential reduction in Optical revenues was largely due to the reduced spend by BT and TI as our customers optimise existing network capacity, as well as the phasing of network build projects for Scandinavian and other Italian operators. Sales to Telstra increased as a result of the supply of Multihaul DWDM equipment for the Melbourne - Sydney project.

Revenue growth in Access Networks compared to the first quarter of the previous year was driven by Access products, with increased broadband network deployments at BT and Bulldog in the UK and Metro City Carriers in Germany. We also recorded an increase in sales of our Access Hub to Primus. An increase in network build by German mobile operator, E-Plus was the main contributor to the growth in Fixed Wireless Access revenues.

On a sequential basis, Access Products revenue decreased to GBP32 million from GBP49 million in the quarter ended 31 March 2005. Within Access Products, Access Hub revenue represented GBP20 million, compared to GBP34 million in the previous quarter as the reduced sales to TI were only partially offset by continuing strength in revenues from BT's broadband roll-out and an increase in Access Hub sales to Telkom South Africa. The decline in Fixed Wireless Access revenues was driven by a reduction in deliveries to Vodafone in Germany following an exceptionally strong fourth quarter at the end of the customer's financial year. The increase in Switching Products revenue was due to first deliveries under a number of last time buy orders for System X hardware in the UK.

Strength in book to bill for Optical and Access Networks was largely due to last time buy orders for legacy Switching Products in the quarter. Increased orders under the Telstra optical frame contract included additional work on the Melbourne-Sydney route as well as a new Sydney-Brisbane link. In Germany, orders increased under our new SDH contract with E-Plus and our DWDM contract with T-Com.

The improved adjusted gross profit and margin performance compared to the first quarter of the previous financial year has largely been driven by the benefits of ongoing product cost reductions, partially offset by continued pricing pressure. The product cost reductions have focused on our next-generation product portfolio, in particular our Multihaul DWDM and OMS optical platforms as well as our Access Hub. Lower sales volumes and a change in mix within Optical were the main drivers of the declines in adjusted gross profit and margin compared to the prior quarter.

Adjusted loss from operations was GBP6 million, a GBP2 million decrease on the GBP8 million loss in the first quarter of the previous year. This was a result of the improvement in adjusted gross profit. The lower adjusted profitability compared to the previous quarter was driven by reductions in gross profit and R&D grant income.

Data Networks

                                                 Three months ended
                                     30 June          31 March         30 June
                                        2005              2005            2004
Revenue (GBPm)
Data Networks Equipment                   14                18              24
Data Networks Services                    14                12              14
                                       -------           -------         -------
                                          28                30              38
Book to bill ratio                      0.86              1.02            0.69
Adjusted Gross Profit (GBPm)              17                18              24
Adjusted Gross Margin %                 60.7%             60.0%           63.2%
Adjusted Profit from operations (GBPm)     4                 3               8


The GBP10 million reduction in revenue from Data Networks compared to the first quarter of the previous year was driven by reduced equipment deliveries to the US Federal Government. The first quarter of the previous financial year included deliveries under a previously disclosed major contract for the supply of BXR-48000 multi-service switch routers, whilst the first quarter results this year reflect the continued pressure on Federal communication network budgets. Revenue from Data Networks services remained stable year-on-year as we continued to successfully secure product support and value-added service business with both Federal and non-Federal customers.

The GBP2 million reduction in revenue compared to the previous quarter resulted from a decline in equipment revenues, which was partially offset by an increase in support services to US Federal Government customers.

Book to bill ratio for the quarter was 0.86. The increase on the prior year was due to the major BXR-48000 order mentioned above. The renewal of a major Federal Government support contract signed in March 2005 drove the higher order intake recorded in the prior quarter.

The decrease in adjusted gross profit and adjusted gross margin percentage compared to the first quarter of the previous year resulted from the change in business mix, with sales of the higher margin BXR-48000 replaced by a higher proportion of lower margin third party OEM equipment (BXR-5000). Compared to the previous quarter, the mix impact was offset by the benefits of cost reduction programmes in Data Networks services, resulting in a slight improvement in adjusted gross margin.

We have made solid progress with our previously announced business restructuring and headcount realignment programmes in North America, which resulted in over 150 employees leaving the business. The resulting operating cost savings were a major contributor to the improvement in adjusted profit from operations compared to the previous quarter.

Network Services
                                                 Three months ended
                                           30 June     31 March       30 June
                                              2005         2005          2004
Revenue (GBPm)
IC&M                                            52           60            48
VAS                                             64           69            66
                                             -------      -------      --------
                                               116          129           114
Book to bill ratio                            0.86         1.27          0.86
Adjusted Gross Profit (GBPm)                    20           22            23
Adjusted Gross Margin %                       17.2%        17.1%         20.2%
Adjusted Profit / (Loss) from Operations
(GBPm)                                           4            3             5


Two major factors contributed to the GBP2 million increase in revenue from Network Services compared to the same period in the previous financial year: i) a non-recurring wireless software licence sale to a North American customer in VAS and ii) increased IC&M revenues following the increased rate of broadband access deployments in the UK. These more than offset lower revenues from VAS due to the previously disclosed completion of a long-term government contract in the prior year.

The GBP13 million decrease in Network Services revenue compared to the previous quarter reflects a reduction in IC&M revenues as a result of lower equipment sales to a number of our major European Optical customers. This was combined with lower revenues in VAS, primarily under a major rail contract, which is nearing completion.

At 0.86, book to bill ratio was in line with the level recorded in the first quarter of the previous year. The higher ratio recorded in the three months ended 31 March 2005 was driven by the large multi-year Tube Lines joint venture order recorded in the prior quarter.

The reduction in adjusted gross profit and adjusted gross margin compared to the first quarter of the previous year reflects the impact of completion of the high value-add government services contract mentioned above. Compared to the previous quarter, we have maintained a relatively stable adjusted gross margin as the impact of lower volumes has been offset by the high margin attributable to the non-recurring software licence sale.

Adjusted profit from operations declined by GBP1 million year-on-year due to the lower gross profit contribution. When compared to the previous quarter, operating cost savings more than offset the reduction in gross profit, leading to a GBP1 million increase in adjusted profit from operations.

Other Financial Items

Adjusted operating expenses

Three months ended 30 June 2005

We maintain our focus on operating cost reduction plans and have reduced adjusted operating expenses from GBP95 million in the first quarter of the previous year to GBP92 million.

This compares to GBP89 million of net costs incurred in the previous quarter, when we benefited from the receipt of GBP5 million of grant income in support of key R& D programmes. Sales & Marketing (GBP32 million) costs decreased as the business restructuring initiatives in the US began to deliver cost reductions. General & Administration costs (GBP16 million) remained stable quarter-on-quarter. The cost reduction programmes for G&A are ongoing and are expected to deliver benefits later in the second half of the financial year.

At the end of June 2005, we had 9,550 employees, compared to 9,810 at 31 March 2005.

R&D Expenditure by Business

As % of Total Adjusted R&D Expenditure(1) (Continuing Operations)

                    3 months ended 30 June 2005    3 months ended 30 June 2004
Optical and Access                           84%                            76%
Data Networks                                13%                            21%
Network Services                              3%                             3%

(1) Stated before share option costs.

In line with our previously stated strategy for Data Networks, we have targeted cost savings in R&D and refocused expenditure towards IP-related features and functionality. Of the total spend in the quarter, approximately 50% was IP-focused with continued investment in our recently launched carrier grade service router and new plug-in IP blades for our BXR range.

As a result, the proportion of total R&D spend on Optical and Access Networks has risen above 80 per cent. In Optical, we have refocused our programmes towards our next-generation product portfolio, with particular emphasis on our optical core solutions (Multihaul DWDM, the OMS3200 family, the OMS1664 family) and are investing our new Ethernet transport solution the OMS2400. In Access Networks, future releases of our Access Hub platform will focus on delivering new services such as triple play and interworking with IP networks. As previously disclosed, we are reducing expenditure on BT-specific features for our SoftSwitch platform and prioritising development towards features required for the international and alternative carrier markets.

Restructuring and litigation items

In the quarter, we incurred a total charge to the Income Statement of GBP27 million relating to our previously announced cost reduction programmes in the UK and North America. This comprised a GBP27 million increase in restructuring provisions, of which approximately GBP4 million was utilised in the period, to cover both the cost of severance payments and site closures.

Share option costs were GBP2 million in the quarter, down slightly on the prior quarter (GBP4 million). The reduced charge was due to a lower National Insurance liability accrual following the recent decrease in the share price.

Higher share option costs in the first quarter of last year were incurred to account for share options, which vested in the prior year.

Loss from Operations amounted to GBP36 million and comprised our adjusted operating loss of GBP6 million, restructuring costs of GBP27 million, share option costs of GBP2 million and our share of the operating loss of associates of GBP1 million.

Loss on ordinary activities before taxation amounted to GBP34 million. We earned investment income of GBP40 million, including bank interest (GBP3 million), interest earned on tax repayments (GBP2 million) and expected returns on pension scheme assets (GBP35 million). This was partially offset by finance costs of GBP38 million of which GBP36 million related to the pension scheme. Previously under UK GAAP, expected returns on pension assets were netted against interest on pension liabilities. IFRS requires these gross amounts to be shown separately.

Taxation in the three months ended 30 June 2005 was GBPnil due to the utilisation of tax losses.

Consequently, the loss on ordinary activities after taxation amounted to GBP34 million.

Liquidity, capital resources and working capital

The definition of operating cash flow changed under IFRS from UK GAAP. Net funds from operating activities now includes the cash impact of income tax and interest paid. Table VI set out on page 15 follows the IFRS format and comparative periods have been restated on page 18 to reflect the change.

The Group recorded a GBP10 million net outflow from operating activities in Continuing Operations before restructuring items during the three months ended 30 June 2005. This compared to a GBP15 million inflow during the previous quarter and an GBP11 million inflow in the corresponding quarter of the previous financial year.

The outflow in the quarter was driven largely by the reduction in operating profitability (GBP9 million loss from operations before restructuring items compared to GBP15 million profit in the previous quarter) and further inventory build (GBP19 million outflow compared to GBP6 million outflow in the previous quarter). This was partially offset by net tax refunds of GBP11 million as we continued to settle historical tax disputes.

Inventory increased in the quarter as a result of the deferred phasing of sales to European customers. In addition, we built up inventory to support an increase in Multihaul DWDM and OMS 1664 orders , and inventory of System X hardware in support of the previously mentioned last time buy programme.

The decrease in debtors was in line with the overall reduction in business volumes compared to the previous quarter. We factored GBP22 million of debtors in the quarter.

The decrease in creditors and consequent cash outflow was driven by a net reduction of trade creditors, payment of annual all-employee bonuses and previous payments in advance traded on contracts.

Net funds at 30 June 2005 amounted to GBP281 million, which consisted of cash of GBP319 million and debt of GBP38 million held in overseas subsidiaries. This compared to net funds of GBP297 million at 31 March 2005.

In addition to operating and restructuring outflows, we had capital expenditure of GBP6 million. This was partly offset by interest and disposal income and a foreign exchange gain.

Balance Sheet

Provisions stood at GBP165 million at 30 June 2005 (Q4 FY05 GBP145 million). Included in the closing provision is GBP47 million (Q4 FY05 GBP24 million) in respect of restructuring.

As a result of our May reorganisation announcement, we identified headcount and cost reductions to be undertaken from the beginning of the current financial year. In order to provide for the costs to be incurred on plans initiated at the balance sheet date, we have created a provision of GBP29 million, GBP27 million to the profit and loss account and GBP2 million held in other debtors to be amortised in future quarters.

FURTHER INFORMATION

Analyst Presentation and Conference Call

Management will host a conference call for analysts and investors at 9 am (UK time) on Wednesday, 3 August 2005.

The call can be accessed on Marconi's website or by dialing +44 (0)20 8974 7900 (UK and international) or +1 718 354 1175 and quoting "Marconi Q1 Results". Presentation materials will be available at www.marconi.com from 8 am.

A replay facility will be available for 14 days by dialing +44 (0)1296 618700, access code 268311 (UK or International) or +1 617 801 6888, access code 15896554 (in the US).

2005 Financial Calendar

Financial calendar events are provisionally scheduled as follows:

3 November - Q2 Interim results for the three and six months ending 30 September 2005
28 November - Annual General Meeting for the year ended 31 March 2005

Important Notice
This report is prepared under International Financial Reporting Standards (IFRS) and should be read in conjunction with the Group's Non-Statutory Accounts for the three months ended 30 June 2005.

Forward-Looking Statements

This document contains certain statements that are not historical facts, including statements about Marconi's expectations and beliefs and statements with respect to its plans and other objectives. Such statements are forward-looking statements. These statements typically contain words such as "intends", "expects", "anticipates", "estimates" and words of similar import. Undue reliance should not be placed on such statements, which are based on Marconi's current plans, estimates, projections and assumptions. By their nature, forward-looking statements involve risk and uncertainty because they relate to events and depend on circumstances which may occur in the future. There are a number of factors that could cause actual results and developments to differ materially from those expressed or implied by such forward-looking statements. These factors include, but are not limited to, future revenues being lower than expected; increasing competitive pressures within the industry and general economic conditions or conditions affecting the relevant industries, both domestically and internationally, being less favourable than expected. Marconi has identified some important factors that may cause such differences in the Company's Form 10-K annual report for year ended 31 March 2004 as filed with the US Securities and Exchange Commission. Marconi disclaims any obligation to publicly update or revise these forward-looking statements, whether to reflect new information or future events or circumstances or otherwise.

About Marconi Corporation plc

Marconi Corporation plc is a global telecommunications equipment, services and solutions company. The Company's core business is the provision of innovative and reliable optical networks, broadband routing and switching and broadband access technologies and services. The Company's customer base includes many of the world's largest telecommunications operators.

The Company is listed on the London Stock Exchange under the symbol MONI and on Nasdaq under the symbol MRCIY.

Additional information about Marconi Corporation plc can be found at www.marconi.com.



SUPPORTING TABLES

I. ANALYSIS OF REVENUE BY PRODUCT AREA

                                                Three months ended
                             30 June              31 March             30 June
GBP million                     2005                  2005                2004
Optical Networks                  68                    87                  77
Access Networks                   73                   100                  60
Fixed Wireless Access             23                    35                  19
Switching products                18                    16                  20
Access Products                   32                    49                  21
                               -------               -------             -------
Optical and Access Networks      141                   187                 137

Data Networks Equipment           14                    18                  24
Data Networks Services            14                    12                  14
                               -------               -------             -------
Data Networks                     28                    30                  38

IC&M                              52                    60                  48
VAS                               64                    69                  66
                               -------               -------             -------
Network Services                 116                   129                 114
                               -------               -------             -------
Continuing Operations            285                   346                 289
                               =======               =======             =======


II. ANALYSIS OF REVENUE BY GEOGRAPHICAL DESTINATION

                                   Three months ended
                   30 June 2005           31 March              30 June
                      2005                  2005                  2004

               GBPm          %      GBP m          %      GBP m          %
United Kingdom  109       38.2%       128       37.0%       109       37.7%
Italy            17        6.0%        35       10.1%        28        9.7%
Germany          52       18.2%        72       20.8%        47       16.3%
Other EMEA       36       12.6%        51       14.7%        40       13.8%
               ------     ------     ------     ------     ------     ------
EMEA            214       75.0%       286       82.6%       224       77.5%

NA               34       12.0%        28        8.1%        38       13.2%
CALA             12        4.2%        10        2.9%         9        3.1%
APAC             25        8.8%        22        6.4%        18        6.2%
               ------     ------     ------     ------     ------     ------
Continuing
Operations      285        100%       346        100%       289        100%
               ======     ======     ======     ======     ======     ======


III. ANALYSIS OF GROSS PROFIT AND GROSS MARGIN BY PRODUCT AREA

                                                  Three months ended
                                              30             31           30
                                            June          March         June
GBP million                                 2005           2005         2004
Adjusted gross profit by business
Optical and Access Networks                   49             70           46
                                            34.8%          37.4%        33.6%
Data Networks                                 17             18           24
                                            60.7%          60.0%        63.2%
Network Services                              20             22           23
                                            17.2%          17.1%        20.2%
                                           -------        -------     --------
Continuing Operations                         86            110           93
                                           =======        =======     ========
Adjusted gross margin %                     30.2%          31.8%        32.2%

Restructuring items credited to cost of sales
Optical and Access Networks                    -              -            1
                                           =======        =======     ========

Gross profit by business
Optical and Access Networks                   49             70           47
                                            34.8%          37.4%        34.3%
Data Networks                                 17             18           24
                                            60.7%          60.0%        63.2%
Network Services                              20             22           23
                                            17.2%          17.1%        20.2%
                                           -------        -------     --------
Continuing Operations                         86            110           94
                                           =======        =======     ========
Gross margin %                              30.2%          31.8%        32.5%


IV. ANALYSIS OF OPERATING EXPENSES

                                                    Three months ended
                                            30 June     31 March     30 June
GBP million                                    2005         2005        2004

Research and Development (before share
option costs)                                    45           40          43
Sales and Marketing (before share option
costs)                                           32           34          34
General & Administration (before share
option costs and restructuring and
litigation items)                                16           16          18
Net Other Operating Income                       (1)          (1)          -
                                              -------      -------     -------
Adjusted Operating Expenses                      92           89          95
Restructuring and litigation items
charged to operating expenses                    27            8           -
Share option costs                                2            4          10
                                              =======      =======     =======
Operating Expenses -
Continuing Operations                           121          101         105
                                              =======      =======     =======


V. ANALYSIS OF OPERATING RESULTS

                                               Three months ended
                                        30 June      31 March      30 June
GBP million                                2005          2005         2004

Optical and Access Networks                  (6)           23           (8)
Data Networks                                 4             3            8
Network Services                              4             3            5
Central costs                                (8)           (8)          (7)
Other                                         -             -            -
                                          -------       -------     --------
Adjusted profit/(loss) from operations       (6)           21           (2)

Restructuring and litigation items          (27)           (8)           1
Share option costs                           (2)           (4)         (10)
Share of operating loss of associates        (1)            -            -
                                          =======       =======     ========
Profit/(Loss) from Operations -
Continuing Operations                       (36)            9          (11)
                                          =======       =======     ========



VI. OPERATING CASH FLOW

GBP million
3 months ended                               30 June      31 March     30 June
                                                2005          2005        2004
Continuing operations
(Loss)/Profit from operations                    (36)            9         (11)
Restructuring and litigation                      27             8          (1)
                                             ---------    ----------    --------
(Loss)/Profit from operations before
restructuring and litigation                      (9)           17         (12)

Depreciation charge                                8             9          10
Amortisation of intangibles                        2             2           2
Shares to be issued related to share
options                                            3             4           8
                                             ---------    ----------    --------
Operating cash flow before movements in
working capital                                    4            32           8

Increase in inventories                          (19)           (6)          1
Decrease/(increase) in receivables                33           (49)         34
(Decrease)/increase in payables                  (34)           45         (19)
Decrease in provisions                            (4)           (6)         (5)
                                             ---------    ----------    --------
Cash generated by operations                     (20)           16          19

Income taxes received/(paid)                      11            (1)         (2)
Interest paid                                     (1)            -          (6)
                                             ---------    ----------    --------

Net cash from operating activities               (10)           15          11
Discontinued operations                            -             -          (3)
Cash outflow from restructuring and
litigation                                        (6)           (7)        (26)
                                             ---------    ----------    --------
Group operating cash flow                        (16)            8         (18)
                                             =========    ==========    ========



VII. IFRS QUARTERLY COMPARATIVES - INCOME STATEMENT

GBP million                     30 June    30 September   31 December   31 March
                                 2004            2004          2004       2005
Revenue                           289             305           330        346
Cost of sales                    (195)           (200)         (220)      (236)
                              ---------      ----------    ----------  ---------
Gross profit                       94             105           110        110

Selling & distribution
expenses                          (36)            (36)          (35)       (35)
Research & development costs      (44)            (48)          (47)       (40)
Administrative expenses           (25)            (23)          (21)       (19)
Restructuring costs                (2)             (1)           (5)        (8)
Other operating income              2               -             -          1
                              ---------      ----------    ----------  ---------
(Loss)/Profit from
operations                        (11)             (3)            2          9

Investment income                  39              37            36         36
Finance costs                     (57)            (46)          (35)       (37)
                              ---------      ----------    ----------  ---------
(Loss)/Profit before tax          (29)            (12)            3          8
Tax                                 3              (3)           (1)        49
                              ---------      ----------    ----------  ---------
(Loss)/Profit from
Continuing Operations             (26)            (15)            2         57
Profit from Discontinued
Operations                          1              81             -         19
                              ---------      ----------    ----------  ---------
(Loss)/Profit for the period      (25)             66             2         76
                              =========      ==========    ==========  =========



VIII. IFRS QUARTERLY COMPARATIVES - BALANCE SHEET

GBP million           30 June      30 September      31 December      31 March
                         2004              2004             2004          2005
Non current assets
Goodwill                  390               390              390           390
Other
intangible
assets                      7                 6                7             9
Property,
plant &
equipment                 118               114              115           116
Interests in
associates                  6                 5                5             3
Available for
sale
investments                 3                 3                3             5
Trade & other
receivables                 4                 5                5             1
                        -------          --------         --------      --------
                          528               523              525           524
                        -------          --------         --------      --------
Current assets
Inventories               143               156              167           162
Trade & other
receivables               327               338              332           369
Tax
receivables                 -                 -                -            22
Cash & cash
equivalents               473               374              349           334
                        -------          --------         --------      --------
                          943               868              848           887
                        -------          --------         --------      --------
Non-current
assets
classified as
held for sale             126                 -                -             -
                        -------          --------         --------      --------
                        1,597             1,391            1,373         1,411
                        =======          ========         ========      ========

Current liabilities
Trade & other
payables                 (394)             (409)            (411)         (437)
Tax
liabilities              (101)             (114)             (98)          (55)
Bank
overdrafts &
loans                     (18)              (16)             (14)          (15)
                        -------          --------         --------      --------
                         (513)             (539)            (523)         (507)
                        -------          --------         --------      --------
Non-current
liabilities
Bank loans               (265)              (21)             (22)          (21)
Trade & other
payables                  (23)               (5)              (6)           (6)
Retirement
benefit
obligation               (234)             (244)            (246)         (230)
Long-term
provisions               (183)             (179)            (160)         (145)
Obligations
under finance
leases                     (2)               (2)              (2)           (1)
                        -------          --------         --------      --------
                         (707)             (451)            (436)         (403)
                        -------          --------         --------      --------
Liabilities
directly
associated
with
non-current
assets
classified as
held for sale             (44)                -                -             -
                        -------          --------         --------      --------
Total
liabilities            (1,264)             (990)            (959)         (910)
                        =======          ========         ========      ========

NET ASSETS                333               401              414           501
                        =======          ========         ========      ========

Capital & reserves
Share capital              50                51               52            52
Share premium
account                     1                 2                3             4
Shares to be
issued                     36                30               26            28
Capital
reserve                     9                 9                9             9
Capital
reduction
reserve                   241               241              241           186
Retained
earnings                   (5)               66               82           221
                        -------          --------         --------      --------
Equity
attributable
to equity
holders of
parent company            332               399              413           500

Minority
interest                    1                 2                1             1
                        -------          --------         --------      --------
TOTAL EQUITY              333               401              414           501
                        =======          ========         ========      ========



IX. IFRS QUARTERLY COMPARATIVES - CASH FLOW STATEMENT

GBP million                   30 June    30 September   31 December   31 March
                                 2004            2004          2004       2005
Net cash outflow from
operating activities              (18)            (27)            5          8

Investing activities

Purchases of property, plant
& equipment                        (5)             (5)          (11)       (14)
Capitalised development
costs                              (2)             (1)           (3)        (4)
Disposals of property, plant
& equipment                         1               -             2          -
Disposals of interests in
subsidiaries                       (4)            195           (34)        27
Disposal of interests in
associates & joint ventures         -               -            15        (30)
Income from loans, deposits
& investments                       4               3             2          2
                              ---------      ----------    ----------  ---------
Net cash (used in)/from
investing activities               (6)            192           (29)       (19)
                              ---------      ----------    ----------  ---------

Financing activities

Repayments of borrowings            -              (2)           (1)        (1)
Loan Note repayments              (23)           (247)            -          -
Redemption premium                 (3)            (25)            -          -
Issue of ordinary shares            -               2             1          1
                              ---------      ----------    ----------  ---------
Net cash used in financing
activities                        (26)           (272)            -          -
                              ---------      ----------    ----------  ---------

Net decrease in cash and
cash equivalents                  (50)           (107)          (24)       (11)
                              ---------      ----------    ----------  ---------

Cash and cash equivalents at
the beginning of the period       519             473           374        349

Effect of foreign exchange
rate changes                        4               8            (1)        (4)
                              ---------      ----------    ----------  ---------
Cash and cash equivalents at
the end of the period             473             374           349        334
                              =========      ==========    ==========  =========





 MARCONI CORPORATION PLC GROUP

NON-STATUTORY ACCOUNTS


For the three months ended 30 June 2005


 CONSOLIDATED INCOME STATEMENT



                                                                       3 months ended
                                                                            30 June
GBP million                                                   Note           2005        2004

Continuing Operations
 Revenue                                                        2            285         289


Loss from operations


                                                                    ------------------------
  Excluding restructuring costs and litigation settlements                   (9)        (12)
  Restructuring costs                                          4a           (27)         (1)
  Litigation settlements                                       4a              -           2
                                                                    ------------------------

Total loss from operations                                      3           (36)        (11)


Investment income                                               5             40          39
Finance costs                                                   6           (38)        (57)

Loss on ordinary activities before taxation

                                                                    ------------------------
  Excluding restructuring costs and litigation settlements                   (7)        (30)
  Restructuring costs and litigation settlements                            (27)           1
                                                                    ------------------------

                                                                            (34)        (29)

Tax credit on loss on ordinary activities                      7a              -           3


                                                                    ------------ -----------
Loss for the period from Continuing Operations                              (34)        (26)
Profit for the period from Discontinued Operations              8              -           1
                                                                    ------------ -----------

Loss for the period                                                         (34)        (25)
                                                                    ============ ===========
                                                                    ============ ===========

Attributable to:
Equity holders of the parent company                                        (34)        (25)
Minority interest                                                              -           -
                                                                    ------------ -----------
                                                                    ------------ -----------

                                                                            (34)        (25)
                                                                    ============ ===========
                                                                    ============ ===========

Earnings per share:

Continuing Operations

Basic and diluted loss per share                                9        (16.3p)     (12.5p)

Discontinued Operations

Basic and diluted  profit per share                             9              -        0.5p







CONSOLIDATED BALANCE SHEET


                                                                           30 June       31 March
GBP million                                                Note               2005           2005

Non-current assets
Goodwill                                                                       390            390
Other intangible assets                                                          9              9
Property, plant and equipment                                                  117            116
Interests in associates                                                          3              3
Available for sale investments                                                   5              5
Trade and other receivables                                  11                  4              1

                                                                    ---------------  ------------
                                                                               528            524
                                                                    ---------------  ------------


Current assets
Inventories                                                  10                182            162
Trade and other receivables                                  11                332            369
Tax receivables                                                                  5             22
Cash at bank and in hand                                     12                319            334

                                                                    ---------------  ------------
                                                                               838           887
                                                                    ---------------  ------------

Total assets                                                                 1,366          1,411
                                                                    ---------------  ------------


Current liabilities
Trade and other payables                                     13              (404)          (437)
Tax liabilities                                                               (56)           (55)
Obligations under finance leases                             14                (1)            (1)
Bank loans and overdrafts                                    14               (13)           (14)

                                                                    ---------------  ------------
                                                                             (474)          (507)
                                                                    ---------------  ------------


Non-current liabilities
Bank loans and overdrafts                                    14               (23)          (21)
Trade and other payables                                     13                (4)           (6)
Retirement benefit obligations                                               (227)         (230)
Long-term provisions                                         15              (165)         (145)
Obligations under finance leases                             14                (1)           (1)
                                                                    ---------------  ------------
                                                                             (420)         (403)
                                                                    ---------------  ------------

Total liabilities                                                            (894)         (910)
                                                                    ---------------  ------------


                                                                    ---------------  ------------
Net assets                                                                    472           501
                                                                    ===============  ============
                                                                    ===============  ============

Capital and reserves
Called-up share capital                                     16a                52            52
Shares to be issued                                          17                31            28
Share premium account                                        17                 4             4
Capital reserve                                              17                 9             9
Capital reduction reserve                                    17               186           186
Retained earnings                                            17               189           221
                                                                    -----------------------------


Equity attributable to equity holders of parent company                       471           500
Equity minority interests                                                       1             1

                                                                    ---------------  ------------
Total equity                                                                  472           501
                                                                    ===============  ============








CONSOLIDATED CASH FLOW STATEMENT


                                                                        3 months ended
                                                                            30 June

GBP million                                                 Note          2005        2004

Net cash (outflow)/inflow from operating activities before
   restructuring items and litigation                                     (10)          8
Cash outflows from restructuring items and litigation        4b            (6)        (26)
                                                                     ----------- -----------
Net cash outflow from operating activities after
  restructuring items and litigation                         18           (16)        (18)

  Continuing Operations                                                   (16)        (15)
  Discontinued Operations                                                    -         (3)
                                                                     -----------------------


Investing activities
Purchases of property, plant and equipment                                 (6)         (5)
Capitalised development costs                                              (2)         (2)
Disposals of property, plant and equipment                                   -           1
Disposal of interests in subsidiaries                                        2         (4)
Income from loans, deposits and investments                                  5           4

                                                                     ----------- -----------
Net cash flows from investing activities                                   (1)         (6)
                                                                     ----------- -----------



Financing activities
Borrowings due within one year - repayments                                (1)           -
Borrowings due after one year - advances                                     2           -
Loan note repayments                                                         -        (23)
Redemption premium                                                           -         (3)
                                                                     ----------- -----------
Cash flows from financing activities                                         1        (26)
                                                                     ----------- -----------


Cash and cash equivalents at the beginning of the period
                                                                           334         519
Net decrease in cash and cash equivalents                                 (16)        (50)
Effect of foreign exchange rate changes                                      1           4
                                                                     ----------- -----------
Cash and cash equivalents at the end of the period                         319         473
                                                                     =========== ===========





CONSOLIDATED STATEMENT OF RECOGNISED INCOME AND EXPENSE

                                                                                            3 months         3 months
                                                                                               ended           ended
                                                                                        30 June 2005      30 June 2004

GBP million

Exchange gains on translation of foreign operations                                              2                 -
Actuarial gains on defined benefit pension schemes                                               -                 -
                                                                                   -----------------  -----------------

Net income recognised directly in equity                                                         2                 -

(Loss)/profit for the period                                                                  (34)              (25)


                                                                                   -----------------  -----------------
Total recognised income and expense for the period                                            (32)              (25)
                                                                                   =================  =================

Attributable to:
Equity holders of the parent                                                                  (32)              (25)
Minority interests                                                                               -                 -

                                                                                   -----------------  -----------------
                                                                                              (32)              (25)
                                                                                   =================  =================








NOTES TO THE NON-STATUTORY ACCOUNTS

1.   ACCOUNTING POLICIES

     Financial information in the non-statutory accounts is presented on a consistent basis with the IFRS accounting policies of Marconi Corporation plc, as set out in the "Transition from UK GAAP to IFRS" document for the year ended 31 March 2005 published on our website (www.marconi.com/ Home/Investors/IFRS). The consolidated balance sheet information at 31 March 2005 has been extracted from the Marconi Corporation plc Group "Transition from UK GAAP to IFRS" document. Comparatives for the quarter ended 30 June 2004 have been restated under IFRS. The Company will adopt 'IFRS as adopted by the European Commission for use in the European Union' ('EU GAAP') for the first time in its financial statements for the year ended 31 March 2006, which will include comparative financial statements for the year ended 31 March 2005. IFRS 1, 'First-time Adoption of International Financial Reporting Standards', requires that an entity develop accounting policies based on the standards and related interpretations effective at the reporting date of its first annual IFRS financial statements (31 March 2006). IFRS 1 also requires that those policies be applied as of the date of transition to IFRS (1 April 2005) and throughout all periods presented in the first IFRS financial statements. The accompanying interim financial information, as of and for the three month periods ended 30 June 2005 and 2004, has been prepared in accordance with EU GAAP effective, or issued and early adopted, at 30
     June 2005. The EU GAAP that will be applicable at 31 March 2006, including standards that will be applicable on an optional basis, are not known with certainty at the time of preparing this interim financial information. As a result, the accounting policies used to prepare these financial statements are subject to change up to the reporting date of the Company's first IFRS financial statements.

     The financial information does not comprise statutory accounts for the purposes of Section 240 of the Companies Act 1985, has not been prepared in accordance with IAS 34, 'Interim Financial Reporting,' and has not been audited.

     Pensions and other retirement benefits

     An actuarial assessment of the Group's defined benefit pension scheme liabilities and valuation of pension assets was performed under IAS 19 at 31 March 2005 and has not been updated for the 3 months to 30 June 2005. The following assumptions were adopted from 31 March 2005 for the UK plan, the Group's largest pension plan:




                                                                                        At 31 March &  30 June 2005
                                                                                                            percent

           UK plan                                                                                             2.75
           Inflation assumption                                                                                2.75
           Discount rate                                                                                       5.50
           Rate of general increase in salaries                                                                4.25
           Rate of increase in pensions in payment                                                             2.75
           Rate of increase for deferred pensioners                                                            2.75
           Rate of credited interest                                                                           2.50



     As previously disclosed, the assumption adopted in respect of the expected mortality of the UK plan members is based on the experience analysis carried out for the most recent formal valuation, updated for experience to 31 March 2004. In addition Marconi also recognises that improvements in longevity are likely to continue and made a further allowance for this within the IAS
     19 liabilities at 31 March 2005. The UK plan experience will continue to be monitored at successive plan valuations.


     As no changes have been made to assumptions, no adjustments have been made through the consolidated statement of recognised income and expense in the 3 months to 30 June 2005. The Group has
     recognised  the  service  cost,   plan   contributions,   benefit
     payments, interest on pension scheme liabilities and expected return on pension scheme assets for the quarter in accordance with the actuarial assumptions set out above. Interest on pension scheme liabilities is presented within 'Finance costs' and the expected return on pension assets is presented within 'Investment income'.



1.   ACCOUNTING POLICIES (continued)

     Currency Translation

     Transactions denominated in foreign currencies are translated into the functional currency at the rates prevailing at the dates of the transactions. Monetary assets and liabilities denominated in foreign currencies at the balance sheet date are retranslated at the rates prevailing at that date. These translation differences are dealt with in the consolidated income statement with the exception of certain gains and losses arising under hedging transactions in prior periods.

     Profits and losses of overseas subsidiaries, joint ventures and associates and cash flows of overseas subsidiaries are translated at the average rates of exchange during the period. Non-sterling net assets are translated at period-end rates of exchange. Key rates used are as follows:


                              Average rates                  Period-end rates
                             3 months ended
                                30 June                    30 June         31 March
                             2005            2004             2005             2005
       --------------- ------------- --------------- ---------------- ----------------

       US dollar             1.8410          1.8066           1.7925           1.8896

       Euro                  1.4787          1.4904           1.4806           1.4540




     The differences arising from the restatement of profits and losses and the retranslation of the opening net assets and liabilities to period-end rates are taken to reserves.




2.   SEGMENTAL ANALYSIS

     Analysis of results and operating net assets/(liabilities) by class of business




                                           Adjusted profit/(loss)
                                               from operations             Revenue                  Operating
                                              3 months ended          3 months ended 30       net assets/(liabilities)
      GBP million                                   30 June                   June                 30 June    31 March
                                                 2005        2004        2005        2004             2005        2005


      Optical and Access Networks                  (6)        (8)            141         137
                                                                                                       194            164
      Network Services                               4          5            116         114

      Data Networks                                  4          8             28          38            18             17
      Central                                      (8)        (7)              -           -         (150)          (121)
      Share option costs                           (2)       (10)
                                          ------------ -----------  ------------ ----------- --------------  ------------

      Continuing Operations                        (8)       (12)            285         289            62             60

                                          ------------ -----------  ============ =========== --------------  ------------


      Restructuring and litigation                (27)          1   Intangible assets                     9             9
      Share of operating loss of                                    Goodwill                            390           390
      associate                                    (1)          -   Investments                           8             8
                                                                    Net funds                           281           297
                                                                    Current taxation                   (51)          (33)
                                                                    Retirement scheme
                                                                    deficits                          (227)         (230)
                                          ------------ -----------                           --------------  ------------

      Group loss from Continuing
      Operations                                  (36)       (11)   Net assets                          472           501
                                          ============ ===========                           ==============  ============
                                          ============ ===========                           ==============  ============


     Central costs include GBP2 million of share option and related payroll costs (2004: GBP10 million).

     Operating net assets/(liabilities) include property, plant and equipment, inventories, receivables, payables (excluding borrowings and taxation) and long-term provisions.



     Analysis of results from Continuing Operations (before restructuring, litigation costs and the share of operating loss of associates*), revenue and operating net assets/(liabilities) by territory of origin



                                  Adjusted profit/ (loss)                                        Operating
                                      from operations                Revenue              net assets/(liabilities)
                                       3 months ended             3 months ended
      GBP million                            30 June                  30 June                      30 June     31 March
                                         2005       2004          2005         2004                  2005          2005


      UK (incl. central costs)             (14)      (8)           117          122                  (79)          (42)
      Other EMEA                            (3)      (7)           103          109                    88            91
      North America                           5        7            31           39                    66            47
      CALA                                    -        -            13            8                  (16)          (19)
      APAC                                    4      (4)            21           11                     3          (17)
                                 -------------- -----------  ------------ ------------  ------------------ ------------
                                 -------------- -----------  ------------ ------------  ------------------ ------------

                                            (8)     (12)           285          289                    62            60
                                 ============== ===========  ============ ============  ================== ============
                                 ============== ===========  ============ ============  ================== ============


     Sales by Group companies to joint ventures and associates amounted to GBP4 million (2004: GBP6 million). Purchases from joint ventures and associates amounted to GBP1 million (2004: GBP1 million).

     *loss from associates is included in loss from operations on the face of the consolidated income statement.

2.   SEGMENTAL ANALYSIS (continued)

     Analysis of revenue by class of business



                                                               To customers in the               To customers
      GBP million                                                   United Kingdom                   overseas
      3 months ended 30 June                                    2005           2004            2005           2004

       Optical and Access Networks                               40              41            101             96
       Network Services                                          69              67             47             47
       Data Networks                                              -               1             28             37
                                                           -------------- --------------  --------------  -------------

       Continuing Operations                                    109             109            176            180
       Discontinued Operations                                    -               -              -             50
                                                           -------------- --------------  --------------  -------------
                                                           -------------- --------------  --------------  -------------

                                                                109             109            176            230
                                                           ============== ==============  ==============  =============
                                                           ============== ==============  ==============  =============


       Analysis of revenue by territory of destination

       GBP million
         3 months ended 30 June                                                                  2005           2004

       UK                                                                                         109            109
       Other EMEA                                                                                 105            115
       North America                                                                               34             38
       CALA                                                                                        12              9
       APAC                                                                                        25             18
                                                                                          --------------  -------------
                                                                                          --------------  -------------

                                                                                                  285            289
                                                                                          ==============  =============
                                                                                          ==============  =============


       Analysis of restructuring and litigation items by class of business

       GBP million
         3 months ended 30 June                                                                  2005           2004

       Optical and Access Networks/Network Services
                                                                                                 (25)            (3)
       Data Networks                                                                              (2)              4
                                                                                          --------------  -------------
                                                                                          --------------  -------------
       Continuing Operations
                                                                                                 (27)              1
                                                                                          ==============  =============
                                                                                          ==============  =============



       Analysis of restructuring and litigation items by territory of origin

       GBP million
         3 months ended 30 June                                                                  2005           2004

       UK (incl. central costs)                                                                  (25)              -
       Other EMEA                                                                                   -            (2)
       North America                                                                              (2)              3
       CALA                                                                                         -              -
       APAC                                                                                         -              -
                                                                                          --------------  -------------
                                                                                          --------------  -------------

                                                                                                 (27)              1
                                                                                          ==============  =============
                                                                                          ==============  =============



     Further  details on  restructuring  and litigation  items are shown in note
     4(a).



3.   PROFIT/(LOSS) FROM OPERATIONS

                                                                               Restructuring
                                                                              and litigation
       GBP million                                             Continuing              items                Total
       3 months ended 30 June 2005


       Revenue                                                      285                    -                  285
       Cost of sales                                               (199)                   -                (199)
                                                      --------------------  -------------------  -------------------
                                                      --------------------  -------------------  -------------------

       Gross profit                                                   86                   -                   86

       Selling and distribution expenses                            (33)                   -                 (33)
       Administrative expenses - other                              (17)                (27)                 (44)
       Research and development                                     (45)                   -                 (45)
       Other operating income                                          1                   -                    1
       Share of loss of associates                                   (1)                   -                  (1)
                                                      --------------------  -------------------  -------------------
                                                      --------------------  -------------------  -------------------

       Loss from operations                                          (9)                (27)                 (36)
                                                      ====================  ===================  ===================
                                                      ====================  ===================  ===================


                                                                               Restructuring
                                                                              and litigation
       GBP million                                             Continuing                items                Total
       3 months ended 30 June 2004

       Revenue                                                       289                    -                 289
       Cost of sales                                               (196)                    1               (195)
                                                      --------------------  -------------------  -------------------
                                                      --------------------  -------------------  -------------------

       Gross profit                                                   93                    1                  94

       Selling and distribution expenses                            (36)                    -                (36)
       Administrative expenses - other                              (25)                  (2)                (27)
       Research and development                                     (44)                    -                (44)
       Other operating income                                          -                    2                   2
       Share of loss of associates                                     -                    -                   -
                                                      --------------------  -------------------  -------------------
                                                      --------------------  -------------------  -------------------

       (Loss)/profit from operations                                (12)                    1                (11)
                                                      ====================  ===================  ===================
                                                      ====================  ===================  ===================


     In the three months ended 30 June 2005, share option and related payroll costs of GBP2 million (2004: GBP10 million) were included within selling and distribution expenses, administrative expenses and research and development.

     The Group disposed of its Outside Plant and Power (OPP) business during the year ended 31 March 2005. The results of OPP are shown in note 8.

    Restructuring and litigation items are shown in further detail in note 4(a).



4.   RESTRUCTURING AND LITIGATION ITEMS

     These items have been analysed as follows:

     a)   Restructuring and litigation items - Consolidated income statement




              GBP million
              3 months ended 30 June                                                          2005             2004


              Restructuring credits - included in cost of sales              (i)                 -                1

              Restructuring costs                                            (ii)             (27)              (2)

              Decrease in provision for litigation settlement               (iii)                -                2
                                                                                    ----------------  ---------------

              Restructuring and litigation items                                              (27)                1
                                                                                    ================  ===============
                                                                                    ================  ===============




    (i) In the 3 months ended 30 June 2004, GBP1 million was received for inventories, previously fully provided for, and subsequently utilised by Jabil Circuit Inc.

    (ii) As part of the Group's cost reduction actions, a net charge of GBP27 million (2004: GBP2 million) was recorded during the 3 months ended 30 June 2005. This included a GBP23 million (2004: GBP5 million) for employee severance and a GBP4 million charge (2004: GBP3 million credit) for site rationalisation and other restructuring costs.

    (iii) In Part X, section 15.4 of our listing particulars we disclosed the lawsuit filed by Bell Communications Research Inc., now known as Telcordia Technologies Inc., or Telcordia. A settlement agreement, in which we agreed to make a one-time payment of $21 million (approximately GBP12 million) to Telcordia was signed on 24 June 2004 in exchange for a licence to Telcordia's ATM patent portfolio and as full and final settlement of all outstanding claims. As a consequence of this claim, we made a release of GBP2 million of excess provision to our operating results in the 3 months ended 30 June 2004.



4.   RESTRUCTURING AND LITIGATION ITEMS (continued)

     b)   Restructuring and litigation items - consolidated cash flow statement


       GBP million
       3 months ended 30 June                                                                     2005           2004


       Restructuring costs                                                                         (6)           (14)
       Litigation settlement                                                                         -           (12)
                                                                                        ----------------  -------------

      Continuing Operations                                                                        (6)           (26)
                                                                                        ================  =============



5.  INVESTMENT INCOME

       GBP million
       3 months ended 30 June                                                                    2005            2004

       Interest receivable:
         Loans and deposits                                                                         3               3
         Other                                                                                      2               1
                                                                                        ----------------  -------------
                                                                                        ----------------  -------------
                                                                                                    5               4
       Expected returns on pension scheme assets                                                   35              35
                                                                                        ----------------  -------------
                                                                                        ----------------  -------------

                                                                                                   40              39
                                                                                        ================  =============
                                                                                        ================  =============


6. FINANCE COSTS

       GBP million
       3 months ended 30 June                                                                2005               2004


       Interest payable - bank loans, loan notes and overdrafts                               (2)                (6)
       Interest on pension scheme liabilities                                                (36)               (36)
       Premium on redemption of Loan Notes                                                      -                (3)
       Movements in the fair value of derivatives                                               -               (12)
                                                                                ------------------- ------------------

                                                                                             (38)               (57)
                                                                                =================== ==================
                                                                                =================== ==================



     All references to derivatives are in respect of the Group's Senior Notes where the requirement to pay a redemption premium of 10% under certain circumstances was treated as an embedded derivative under IAS 39 "Financial
     Instruments: Recognition and Measurement." Embedded derivatives are accounted for at fair value and are marked to market each reporting period. Fair value changes are reflected in finance costs each period. For the three months ended 30 June 2004 a charge of GBP12 million was recorded. The Senior Notes were fully paid down in the second quarter of FY05, and the Group has not identified further embedded derivatives. As a result, no movements were recorded in the quarter ended 30 June 2005.

     The fair value of outstanding foreign exchange contracts at 30 June 2005 was immaterial.



7.   TAX

     a)   Tax credit on loss on ordinary activities


       GBP million
       3 months ended 30 June                                                                2005               2004

       Current tax:
         Corporation tax 30% (2004: 30%)                                                        -                  -
         Overseas tax                                                                           -                (2)
         Overseas overprovision in respect of prior years                                       -                  5
                                                                               -------------------- ------------------

                                                                                                -                  3
                                                                               ==================== ==================
                                                                               ==================== ==================





     For the 3 months ended 30 June 2005, no tax was paid due to the utilisation of available tax losses.

     For the 3 months ended 30 June 2004 the net tax credit was GBP3 million due to a GBP5 million release of taxation in respect of prior periods and GBP2 million current period charge.



     b)   Factors that may affect future tax charges

     Deferred tax assets have not been recognised in respect of losses, pension scheme deficits, and litigation and restructuring expenditure as the Group is not sufficiently certain that it will be able to recover those assets within a relatively short period of time.

8.   DISCONTINUED OPERATIONS

     The Group disposed of its OPP business in the year ended 31 March 2005.

     The results of the Discontinued Operations, which have been included in the consolidated income statement, were as follows:



       GBP million
       3 months ended 30 June                                                                                       2004


       Revenue                                                                                                       50
       Expenses                                                                                                     (49)

       Profit before tax and net profit after tax
         attributable to Discontinued Operations                                                                      1





9.   PROFIT/(LOSS) PER SHARE

     Basic and diluted profit/(loss) per share is calculated by reference to a weighted average of 208.8 million ordinary shares (2004: 200.3 million ordinary shares) in issue during the period. The effect of the share options is anti-dilutive for each period presented and has therefore been excluded from the calculation of diluted weighted average number of shares.

     An adjusted basic profit/(loss) per share has been presented in order to highlight the underlying performance of the Group, and is calculated as set out in the table below:

     Continuing Operations



                                                                           2005                       2004
                                                                                 Loss per                  Loss per
       3 months ended 30 June                                        Loss           share          Loss        share
                                                                GBP million         Pence     GBP million        Pence


       Basic loss and basic loss per share                           (34)          (16.3)          (25)       (12.5)
       Adjustment to exclude loss from discontinued operations
                                                                        -               -           (1)        (0.5)
       Restructuring and litigation items:
         Restructuring credits included in cost of sales                -               -           (1)        (0.5)
         Restructuring costs                                           27            12.9             2          1.0
         Decrease in provision for litigation settlement                -               -           (2)        (1.0)
                                                                ------------  -------------- ------------- ------------
                                                                ------------  -------------- ------------- ------------
       Adjusted loss and adjusted basic loss per share
                                                                      (7)           (3.4)          (27)       (13.5)
                                                                ============  ============== ============= ============
                                                                ============  ============== ============= ============





       Discontinued Operations

                                                                                                2004

                                                                                           Profit   Profit per share
       3 months ended 30 June                                                           GBP million            Pence

       Basic profit and basic profit per share                                                  1                0.5
                                                                                 =================== ==================




10.    INVENTORIES

                                                                                      30 June            31 March
       GBP million                                                                       2005                2005

       Raw materials and bought in components                                              45                  37
       Work in progress                                                                    36                  33
       Finished goods                                                                      95                  89
       Long term contract work in progress                                                  6                   3
                                                                            --------------------- -------------------

                                                                                          182                 162
                                                                            ===================== ===================
                                                                            ===================== ===================



11.   TRADE AND OTHER RECEIVABLES

                                                                                       30 June            31 March
       GBP million                                                                        2005                2005

       Current assets:
           Trade receivables                                                               259                 307
           Amounts owed by associates                                                       16                  17
           Other debtors                                                                    33                  30
           Prepayments and accrued income                                                   24                  15
                                                                              ------------------- -------------------
                                                                              ------------------- -------------------
                                                                                           332                 369
       Non-current assets:
          Trade receivables                                                                  3                   -
          Prepayments and accrued income                                                     1                   1
                                                                              ------------------- -------------------
                                                                              ------------------- -------------------

                                                                                             4                   1
                                                                              ------------------- -------------------
                                                                              ------------------- -------------------

                                                                                           336                 370
                                                                              =================== ===================
                                                                              =================== ===================

     The Group has assigned certain trade debts as security against the advance of cash from third party providers. All debts remain outstanding at 30 June 2005 and interest of GBP125,000 was recognised in the quarter. The Group is not obliged to, nor does it intend to, support any credit-related losses arising from the assigned debts against which cash has been advanced. The transaction documents stipulate that, in the event of default in payment by a debtor, the providers of the facility may only seek payment from the Group of the capped finance charge under the arrangement and that recourse from the Group is not available.

     The Group has available to it uncommitted customer receivables financing facilities totalling Euro 84 million (GBP57 million). At the end of June 2005, Euro 49 million (GBP33 million) of this facility had been utilised. Whilst the facilities do not have formal expiry dates, Euro 24 million (GBP16 million) is due for review in December 2005 and Euro 60 million (GBP41 million) is due for review in March 2006.



12.  CASH AT BANK AND IN HAND

       GBP million                                                                         30 June           31 March
                                                                                            2005               2005


       Cash and bank deposits repayable on demand                                            258                239
       Other cash deposits                                                                    61                 95
                                                                                ------------------- ------------------
                                                                                ------------------- ------------------

       Cash at bank and in hand                                                              319                334
                                                                                =================== ==================
                                                                                =================== ==================

       Included in the amounts above are restricted
        cash balances of:
       Collateral against bonding facilities                                                  45                 78
       Held by captive insurance company                                                      16                 17
       Security for borrowings in Italy                                                        8                  8
                                                                                ------------------- ------------------
                                                                                ------------------- ------------------
                                                                                              69                103

       Cash held at subsidiary level and cash in transit                                      62                 64
       Available treasury deposits                                                           188                167
                                                                                ------------------- ------------------
                                                                                ------------------- ------------------

                                                                                             319                334
                                                                                =================== ==================
                                                                                =================== ==================

       By currency:
         Sterling                                                                            136                138
         Euros                                                                               115                128
         US Dollars                                                                           35                 35
         Other                                                                                33                 33
                                                                                ------------------- ------------------
                                                                                ------------------- ------------------

                                                                                             319                334
                                                                                =================== ==================
                                                                                =================== ==================


     At 30 June 2005, we held approximately Euro 80 million (GBP54 million) and US dollar 35 million (GBP20 million) of foreign currency denominated cash within the UK. This cash is not treated as a hedge for accounting purposes and gains and losses on retranslation of the cash into sterling are taken to net finance costs.



13.  TRADE AND OTHER PAYABLES


                                                                                     30 June             31 March
            GBP million                                                                 2005                 2005


       Current liabilities:
         Payments received in advance                                                     37                   49
         Trade payables                                                                  177                  187
         Other taxation and social security                                               29                   23
         Other creditors                                                                  22                   64
         Accruals and deferred income                                                    139                  114
                                                                            -------------------  -------------------
                                                                            -------------------  -------------------

                                                                                         404                  437
                                                                            ===================  ===================
                                                                            ===================  ===================

       Non-current liabilities:
         Accruals and deferred income                                                      4                    6
                                                                            -------------------  -------------------
                                                                            -------------------  -------------------

                                                                                         408                  443
                                                                            ===================  ===================
                                                                            ===================  ===================


14.   BORROWINGS
                                                                                     30 June             31 March
            GBP million                                                                 2005                 2005

       Current liabilities:
         Bank loans and overdrafts:
            Repayable on demand                                                           10                   10
            Other                                                                          3                    4
                                                                            -------------------  -------------------
                                                                            -------------------  -------------------
                                                                                          13                   14
            Obligations under finance leases                                               1                    1
                                                                            -------------------  -------------------
                                                                            -------------------  -------------------

                                                                                          14                   15
                                                                            ===================  ===================
                                                                            ===================  ===================
       Non-current liabilities:
         Bank loans and overdrafts                                                        23                   21
         Obligations under finance leases                                                  1                    1
                                                                            -------------------  -------------------
                                                                            -------------------  -------------------

                                                                                          24                   22
                                                                            ===================  ===================
                                                                            ===================  ===================

       Borrowings by currency:
         Euros                                                                            28                   27
         US Dollars                                                                        -                    -
         Chinese Yuan                                                                     10                   10
                                                                            -------------------  -------------------
                                                                            -------------------  -------------------

                                                                                          38                   37
                                                                            ===================  ===================



15.  PROVISIONS FOR LIABILITIES AND CHARGES


                                                                     Contracts      Litigation
                                                                           and             and
       GBP million                  Restructuring    Warranties      commitments     indemnities       Other    Total


       At 1 April 2005                       24            26               16              66          13      145
           Charged                           29             2                2               2           -       35
           Released                           -             -              (1)               -         (1)      (2)
           Utilised                         (6)           (3)              (1)             (3)         (2)     (15)
           Exchange rate
            adjustment                        -             -                1               1           -        2
                                    ------------  ------------  ---------------  --------------  ----------  --------
                                    ------------  ------------  ---------------  --------------  ----------  --------

       At 30 June 2005                       47            25               17              66          10      165
                                    ============  ============  ===============  ==============  ==========  ========
                                    ============  ============  ===============  ==============  ==========  ========




     Restructuring mainly comprises expected costs for employee severance (GBP34 million) and costs for properties no longer occupied, onerous lease contracts and future scheme administration costs (in total GBP13 million). The majority of associated outflows are generally expected to occur over the next year with vacant property costs being incurred over the next three years. The consolidated income statement has been charged with GBP27 million with a further GBP2 million held in other debtors to be amortised in future periods.

     Warranties comprise the expected costs of maintenance under guarantees and other work in respect of products delivered, the associated outflows for which are generally expected to occur over the lives of the products.

     Contracts and commitments comprise liquidated damages, onerous supply contracts and losses on contract work in progress in excess of related accumulated costs. The associated outflows are generally expected to occur over the lives of the contracts, which are long-term in nature.

     Litigation and indemnities comprise expected employee related claims, environmental liabilities mainly in North America, other litigation, captive insurance balances and merger and acquisition balances held against warranties provided on the disposal of businesses. Employee related claims relate to industrial diseases. The Group's exposure to these claims, which was assessed by actuaries at 31 March 2005, amounts to GBP18 million (2004:
     GBP18 million) after discounting at a rate of 4.5%. The effect of the unwind of the discount was GBPnil million for the 3 months ended 30 June 2005.

     Other provisions mainly comprise payroll taxes on share options and other post-retirement agreements. The release in the period represents the decrease in National Insurance accrued on share options.


16.  EQUITY SHAREHOLDERS' INTERESTS

     a) Share capital

                                                                           Number of shares                 GBP

       Ordinary shares of 25p each
       Allotted, called-up and fully paid at 1 April 2005                       208,740,939              52,185,235
       Shares issued:
         Warrants exercised                                                             133                      33
         Share options exercised                                                     36,000                   9,000
                                                                         ----------------------  ---------------------
                                                                         ----------------------  ---------------------
       Allotted, called-up and fully-paid at 30 June 2005                       208,777,072              52,194,268

       Unissued at 30 June 2005                                                 417,972,781             104,493,195
                                                                         ----------------------  ---------------------
                                                                         ----------------------  ---------------------

       Authorised at 30 June 2005                                               626,749,853             156,687,463
                                                                         ======================  =====================
                                                                         ======================  =====================



     b) Warrants

     At the time of the financial restructuring, the Company issued warrants to holders of shares in M (2003) plc to subscribe for additional ordinary shares of 5p each in the Company. In total 49.8 million warrants, exercisable up until May 2007, were issued at an exercise price of GBP1.50 each. As a result of the subsequent one for five share consolidation, five warrants must now be exercised per 25p ordinary share, giving an aggregate subscription price of GBP7.50 per share.

     At 30 June 2005, 49.6 million warrants remained outstanding.

 16. EQUITY SHAREHOLDERS' INTERESTS (continued)

    c) Share Options

     At 30 June 2005 the following share options were outstanding in respect of the Company's ordinary shares:



                                            Number of
                                           shares under     Subscription
                                              option           price
                                             million         per share      Exercise period


       Senior Management plan
         Granted 24 June 2003                  8.1              Nil         May 2004 to May 2013
         Granted 1 September 2003              0.6              Nil         May 2004 to May 2013
         Granted 13 February 2004              1.1              Nil         October 2004 to February 2014

       Employee plan
         Granted 30 June 2003                  3.6             GBP3.08        May 2004 to May 2013
         Granted 1 September 2003              0.1             GBP4.55        May 2004 to May 2013
         Granted 13 February 2004               -              GBP7.17        May 2004 to February 2014
         Granted 1 December 2004               0.7             GBP5.72        December 2004 to August 2008
         Granted 6 December 2004               0.1             GBP5.67        December 2004 to August 2008



     Both plans have five performance targets, each having a period in which the options over shares will vest. The first four performance targets have now been met.

     The overall impact on the Group's Consolidated income statement over the life of the plans through to the financial year ending 31 March 2007, assuming the final performance target is also met, will be approximately GBP64 million before payroll taxes under IFRS. We expect the remaining charge under IFRS 2 before payroll taxes to be GBP9 million in the year to 31 March 2006 and GBP3 million in the year to 31 March 2007. The GBP59 million charge is a non-cash item.


17.  RESERVES



                                         Shares         Share                     Capital
                                          to be       premium         Capital     reduction       Retained
        GBP million                      issued       account       reserve       reserve       Earnings       Total


       At 1 April 2005                       28             4             9           186            221         448
         Loss retained for the
         period                               -             -             -             -           (34)        (34)
         Exchange differences                 -             -             -             -              2           2
         Shares to be issued                  3             -             -             -              -           3
                                    -------------- -------------  ------------  ------------ --------------  ----------

       At 30 June 2005                       31             4             9           186            189         419
                                    ============== =============  ============  ============ ==============  ==========


     On 21 May 2003, the High Court approved a reduction of share capital and share premium accounts. These balances were credited to retained earnings. The High Court determined that any surplus over the deficit at 31 March 2003 was to be held as a non-distributable reserve, which would be transferred to retained earnings are incurred or when all creditors as at 21 May 2003 have been satisfied. Company losses of GBPnil million have been transferred in the period.




18. CASH FLOW FROM OPERATING ACTIVITIES AFTER RESTRUCTURING AND LITIGATION


       GBP million
       3 months ended 30 June 2005                                  Continuing

       Loss from operations                                               (36)
       Restructuring and litigation                                         27
                                                                 ---------------
                                                                 ---------------
       Loss from operations before restructuring and litigation            (9)

         Depreciation charge                                                 8
         Amortisation of intangibles                                         2
         Shares to be issued related to share options                        3
         Gain on disposal of property, plant and equipment                   -
                                                                 ---------------
       Operating cash flows before movements in working capital
                                                                             4

         Increase in inventories                                          (19)
         Decrease in receivables                                            33
         Decrease in payables                                             (34)
         Increase in provisions                                            (4)
                                                                 ---------------
       Cash generated by operations                                       (20)

         Net income taxes refunded                                          11
         Interest paid                                                     (1)
                                                                 ---------------
                                                                 ---------------
       Net cash from operating activities                                 (10)
        Cash outflow from restructuring and litigation                     (6)
                                                                 ---------------
                                                                 ---------------
                                                                          (16)
                                                                 ===============



       GBP million
       3 months ended 30 June 2004                                  Continuing       Discontinued           Total


       Loss from operations                                               (11)                  1            (10)
          Restructuring and litigation                                     (1)                  -             (1)
                                                                  ---------------  -----------------  --------------
                                                                  ---------------  -----------------  --------------
       Loss from operations before restructuring and litigation
                                                                          (12)                  1            (11)

       Depreciation charge                                                  10                  1              11
        Amortisation of intangibles                                          2                  -               2
        Shares to be issued related to share options                         8                  -               8
                                                                  ---------------  -----------------  --------------
        Operating cash flows before movements in working capital
                                                                             8                  2              10

         Increase in inventories                                             1                  2               3
        Decrease/(increase) in receivables                                  34                  -              34
        Increase/(decrease) in payables                                   (19)                (5)            (24)
      Decrease in provisions                                               (5)                (2)             (7)
                                                                  ---------------  -----------------  --------------
        Cash generated by operations                                        19                (3)              16

       Net income taxes paid                                               (2)                  -             (2)
        Interest paid                                                      (6)                  -             (6)
                                                                  ---------------  -----------------  --------------
        Net cash from operating activities                                  11                (3)               8
       Cash outflow from restructuring and litigation                     (26)                  -            (26)
                                                                  ---------------  -----------------  --------------
                                                                  ---------------  -----------------  --------------
                                                                          (15)                 (3)           (18)
                                                                  ===============  =================  ==============
                                                                  ===============  =================  ==============




 19.   CONTINGENT LIABILITIES

                                                                      30 June            31 March
       GBP million                                                       2005                2005

       Contingent liabilities at period end                                20                 20
                                                             =================== ===================
                                                             =================== ===================



     Litigation

     Contingent liabilities relate mainly to legal proceedings, which in the opinion of the directors, are not expected to have a materially adverse effect on the Group. The Group is engaged in a number of legal proceedings relating to patent and other claims under contracts. The Group is vigorously defending these claims, the estimated cost of which is disclosed above, and the directors currently believe that the claims are unlikely to be settled for amounts resulting in material cash or other asset outflows.

     Guarantees

     At 30 June 2005, the Group had provided third parties with a total of GBP134 million of guarantees, performance bonds and indemnities, the exercise of which is considered to be remote. At 30 June 2005, the value of total collateral against these various guarantees was GBP45 million; in addition, we estimate that GBP76 million of the guarantees had varying conditional and unconditional rights to call for cash collateral.





20.  RECONCILIATION OF IFRS TO US GAAP.


     The results for the three months ended 30 June 2005 have been prepared in accordance with IFRS. Except as described below, significant differences between UK and US GAAP are described in Note 10 to our consolidated financial statements included on Form 10-K for the year ended 31 March 2004 (as filed with the US Securities and Exchange Commission ("SEC")) and in
     Note 19 to our non-statutory accounts for the period ended 31 December 2004. Significant differences between UK GAAP and IFRS are described in the Group's "Transition from UK GAAP to IFRS" document issued at the end of June and available on our website. We will explain the differences between IFRS and US GAAP in Form 20-F for the year-ending 31 March 2006.

     A reconciliation between IFRS and US GAAP for the three months ended 30 June 2005 and 2004 follows:



       GBP million
       3 months ended 30 June                                                                2005            2004


       Retained loss in accordance with IFRS                                                 (34)            (25)

       Continuing operations:
         Share option plans                                                                    13             (6)
         Pension and other post-retirement benefits                                           (2)             (1)
         Intangible asset amortisation                                                       (11)            (11)
         Restructuring costs                                                                    7             (7)
         Loss on sale of investments                                                            -             (2)
         Net interest expense                                                                   -               2
         Other, net(1)                                                                          -             (4)

       Discontinued Operations:
         GAAP differences related to Discontinued Operations                                    -             (1)

       Taxation adjustments:
         Tax effect of adjustments related to Continuing Operations                             -             (1)
                                                                                     ---------------  --------------

       Net income in accordance with US GAAP                                                 (27)            (56)
                                                                                     ===============  ==============
                                                                                     ===============  ==============

       Earnings per share - basic                                                          (0.13)          (0.28)
                                                                                     ===============  ==============
                                                                                     ===============  ==============
       Earnings per share - diluted                                                        (0.13)          (0.27)
                                                                                     ===============  ==============

(1) This reconciliation has been amended subsequent to its release in the UK on 3 August 2005. We have reclassified GBP3 million of differences related to accounting for our Senior Notes into the caption 'Other, net'.
     The Senior Notes were fully repaid in Q2FY05.

       GBP million                                                                          30 June        31 March
                                                                                             2005            2005

       Equity Shareholders' interests in accordance with IFRS                                 471             500

       Items increasing/(decreasing) equity shareholders' interests:
         Goodwill                                                                             119             119
         Intangible assets                                                                    (6)               4
         Pension and other post-retirement benefits                                            64              66
         Provisions for restructuring costs                                                    10               4
         Provisions for industrial injury claims                                             (21)            (21)
         Other                                                                                (4)             (3)

                                                                                 -------------------  --------------
                                                                                 -------------------  --------------

       Shareholders' equity in accordance with US GAAP                                        633             669
                                                                                 ===================  ==============









     Provision for industrial disease claims

     Under IFRS, the Group's provision for industrial disease claims is discounted at a rate of 4.5% in accordance with the requirements of IAS 37 to record the provision at the present value of the expected cost to settle the obligation, as the time value of money is material. The provision is not discounted under US GAAP as, in accordance with Statement of Position 96-1, the timing and amounts of the cash flows for these obligations cannot be determined. Accordingly, an adjustment arises to record the non-discounted value of the provision under US GAAP.



                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                       MARCONI CORPORATION PLC



                                       By:     ____M Skelly____

                                       Name:   M Skelly
                                       Title:  Company Secretary


Date: 03/08/2005